Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

Voltaire Announces 32% Revenue Growth
in Fourth Quarter of 2009

Fourth quarter revenues reach $17.4 million; Annual revenues total $50.4 million;

Conference call to discuss results scheduled for 10:00 am ET today

CHELMSFORD, Mass. and RA’ANANA, Israel – February 8, 2010 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced financial results for the three- and twelve-month periods ended December 31, 2009.

Main Fourth Quarter Highlights
o	Operating loss on a GAAP basis, narrowed to $0.4 million; operating profit on a non-GAAP basis of $0.3 million;
o	Net loss on a GAAP basis, narrowed to $0.5 million; net income on a non-GAAP basis, of $0.3 million;
o	Cash, cash equivalents and marketable securities as of December 31, 2009 totaled $47.5 million; and
o	Introduced 2010 annual revenue guidance range of $66-69 million, an increase of 31-37% year over year;

Fourth Quarter Results
Revenues for the fourth quarter of 2009 totaled $17.4 million, an increase of 32% compared with $13.2 million reported in the fourth quarter of 2008.

Gross profit for the fourth quarter of 2009 totaled $8.7 million, an increase of 18% compared to $7.3 million in the fourth quarter of 2008. Gross margin for the fourth quarter of 2009 totaled 50.0%, compared to 55.5% gross margin for the fourth quarter of 2008. The comparatively lower gross margin was primarily due to the product mix sold in the quarter.

Operating loss for the fourth quarter of 2009 totaled $0.4 million, a substantial improvement compared to the $2.4 million operating loss in the fourth quarter of 2008. On a non-GAAP basis, the Company reported operating income of $0.3 million compared with an operating loss of $1.7 million in the fourth quarter of 2008.

Net loss for the fourth quarter of 2009 totaled $0.5 million, or $0.02 loss per share. This represents a continued improvement from the $2.4 million net loss, or $0.12 loss per share, in the fourth quarter of 2008.

Net income, on a non-GAAP basis, for the fourth quarter of 2009 totaled $0.3 million, or $0.01 per diluted share, compared to a net loss, on a non-GAAP basis, of $1.7 million, or $0.08 loss per share, in the fourth quarter of 2008.

Cash, cash equivalents and marketable securities as of December 31, 2009, totaled $47.5 million, compared to $50.4 million as of September 30, 2009.

Full Year 2009 Results
Revenues for the twelve months ended December 31, 2009 totaled $50.4 million, compared to revenues of $61.6 million in 2008.

Gross profit for the year 2009 totaled $26.2 million, compared to $30.6 million in 2008. Gross margin for the year 2009 totaled 51.9%, compared to 49.7% in 2008. Operating loss for the year 2009 totaled $10.6 million, compared to $5.7 million in 2008.

Net loss for the year 2009 totaled $11.0 million, or $0.52 loss per share, compared to a net loss of $5.0 million, or $0.24 loss per share in 2008.

On a non-GAAP basis, net loss for the full year 2009 totaled $8.5 million, or $0.41 loss per share, compared to a non-GAAP net loss of $0.9 million, or $0.05 loss per share, in 2008.

Management Comments
Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, “During the fourth quarter of 2009, we continued to present a strong business and financial performance, ending the year with over $50 million in revenues, and a return to non–GAAP profitability in the fourth quarter.”

Mr. Kenneth added, “Throughout 2009, Voltaire focused on the long-term, by strengthening its core business fundamentals to position the Company to capitalize on current data center trends. During the year, we forged new server OEM partnerships, enhancing our presence in existing and new verticals, as well as expanded our geographic presence in Asia, where we are witnessing growing demand for our solutions. Furthermore, we built out our product portfolio, introducing several new products, and we enter 2010 with an end-to-end portfolio of switching products and first-in-kind application acceleration and management software that strongly differentiates Voltaire. As a result, Voltaire presented three consecutive quarters of growth, ending the year with a healthy pipeline.”

“Looking ahead, I believe 2010 will be an inflection point for Voltaire and our markets. The principles used in high performance computing of scale-out, low latency and application acceleration is becoming the foundation for next generation, virtualized data centers and the rapidly expanding cloud computing opportunity. We believe that we are well-positioned at the forefront of a coming widespread infrastructure refresh in the data center. We aim to capitalize on this potential and I am excited about the opportunities that lie ahead for Voltaire in the coming months and years.”

“I would like to take this opportunity to thank Kevin Kilroy, a director of Voltaire’s Board since January 2002, who resigned from the Board for personal reasons effective January 1, 2010, for his significant contribution to the Company over the years,” added Mr. Kenneth.

Outlook
Management introduces guidance for the full year of 2010.

Management expects that revenues for the full year of 2010 to be in range of $66 - $69 million, reflecting year over year revenue growth of 31 – 37% with the second half of the year, as usual, being seasonally stronger than the first..

Full year gross margin is expected to be in the range of 51-53%, similar to 2009. Gross margin in the second half of the year is expected to be higher than the first half of the year.

Non-GAAP operating expenses are expected to increase by up to 15% to between $38-39.5 million in 2010. In 2009, the Company embarked on deep cost cutting in order to weather the global economic crisis. The increase in operating expenses in 2010 is in order to enable the Company to fully capitalize on the current and emerging market opportunities, as well as support the accelerated forecasted growth of both the InfiniBand and Ethernet-based product lines. The Company targets a sustainable non-GAAP operating profit by Q4 2010.

Conference Call Details
The Company will be hosting a conference call later today, February 8th, 2010, at 10:00 am ET. On the call, management will review and discuss the results of the three- and twelve-month periods ended December 31, 2009 and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-668-9141	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0609	International Dial-in Number:	+972-3-918-0609

The call will be at 10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time.
The conference call will be broadcast live on the Company’s website. To participate, please access the link on the investor relations page of Voltaire’s website – www.voltaire.com, a few minutes before the conference call is due to commence. A replay of the call will be available following the call under the Investor Relations section of the website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding (i) non-cash equity-based compensation charges recorded in accordance with SFAS 123R, and (ii) the $2.1 million expense recorded in the first quarter of 2008 under cost of revenues for the one-time repayment of grants to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing investors’ understanding of Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

About Voltaire
Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC, SGI and Sun. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. They also include third-party projections regarding expected industry growth rates. Actual future results may differ materially from those projected as a result of certain risks and uncertainties.  These factors include in particular, but are not limited to, the impact of the economic downturn on capital expenditures by our customers and our product mix during the balance of the year.  These factors and others are discussed in detail under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F for the year ended December 31, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables –

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2009	2008
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,896	$24,768
Short term investments	20,074	28,252
Restricted deposits	1,733	1,478
Accounts receivable:
Trade	13,056	9,787
Other	1,862	1,486
Inventories	5,795	5,198
Total current assets	55,416	70,969
INVESTMENTS:
Restricted long-term deposit	1,139	321
Long-term deposits	219	183
Marketable securities	11,614	987
Funds in respect of employee rights upon retirement	2,522	1,631
Total investments	15,494	3,122

DEFERRED INCOME TAXES	97	1,125
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	7,149	3,657
Total assets	$78,156	$78,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$10,470	$4,539
Other	4,246	4,408
Deferred revenues	4,308	3,469
Total current liabilities	19,024	12,416
LONG-TERM LIABILITIES:
Accrued severance pay	3,454	2,634
Deferred revenues	3,647	3,311
Other long-term liabilities	621	861
Total long-term liabilities	7,722	6,806
Total liabilities	26,746	19,222

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,787	2,787
Additional Paid-in capital	152,770	150,129
Accumulated other comprehensive income	130	16
Accumulated deficit	(104,277)	(93,281)
Total shareholders’ equity	51,410	59,651
Total liabilities and shareholders’ equity	$78,156	$78,873

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	(unaudited)		(unaudited)	(audited)

REVENUES	$17,388	$13,211	$50,369	$61,592
COST OF REVENUES	8,700	5,872	24,212	30,957
GROSS PROFIT	8,688	7,339	26,157	30,635
OPERATING EXPENSES:
Research and development	4,177	4,641	16,267	15,692
Sales and marketing	3,195	3,159	12,210	13,205
General and administrative	1,740	1,955	8,310	7,396
Total operating expenses	9,112	9,755	36,787	36,293

LOSS FROM OPERATIONS	(424)	(2,416)	(10,630)	(5,658)
FINANCIAL INCOME	61	299	382	1,452
FINANCIAL EXPENSES	-	(20)	(206)	(26)
LOSS BEFORE TAX	(363)	(2,137)	(10,454)	(4,232)
TAX EXPENSES	(105)	(277)	(542)	(776)

NET LOSS	$(468)	$(2,414)	$(10,996)	$(5,008)

Net loss per share- basic and diluted	$(0.02)	$(0.12)	$(0.52)	$(0.24)
Weighted average number of shares used in computing net loss per share, basic and diluted	21,046,342	20,933,708	21,006,644	20,777,243

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP RESULTS
 (U.S. dollars in thousands, except per share data)

The non-GAAP financial information presented herein was not prepared under a comprehensive set of accounting rules or principles and should not be viewed as a substitute for the Company’s GAAP financial information.

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	(unaudited)		(unaudited)

GAAP Net loss	$(468)	$(2,414)	$(10,996)	$(5,008)
Termination of the participation in the Chief Scientist grant program	-	-	-	$2,075

Equity based compensation expenses included in:

Cost of revenues	13	10	44	23
Research and development	126	133	482	391
Sales and marketing	159	181	625	512
General and administrative	465	370	1,320	1,069
	763	694	2,471	1,995

Non-GAAP Net income (loss)	$295	$(1,720)	$(8,525)	$(938)

Non-GAAP Net income (loss) per share -
Basic	$0.01	$(0.08)	$(0.41)	$(0.05)
Diluted	$0.01	$(0.08)	$(0.41)	$(0.05)

Weighted average number of shares used in computing net income (loss) per share:
Basic	21,046,342	20,933,708	21,006,644	20,777,243
Diluted	22,865,461	20,933,708	21,006,644	20,777,243

 VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	(unaudited)		(unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(468)	$(2,414)	$(10,996)	$(5,008)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	749	563	2,656	1,676
Amortization of discount and premium related to marketable securities, net	27	(32)	56	(121)
Deferred income taxes	697	268	773	360
Change in accrued severance pay	166	(51)	663	785
Loss (gain) in funds in respect of employee rights upon retirement	(16)	132	(280)	132
Non-cash share-based compensation expense	763	694	2,471	1,995
Excess tax benefit on options exercised	(18)	(566)	(70)	(566)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	(3,389)	1,657	(3,297)	696
Increase (decrease) in accounts payable and accruals and deferred revenues	2,513	(4,672)	6,872	(2,435)
Decrease (increase) in inventories	(2,027)	741	(597)	485
Net cash used in operating activities	(1,003)	(3,680)	(1,749)	(2,001)
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted deposits	(62)	(204)	(1,073)	(1,558)
Purchase of property and equipment	(1,727)	(887)	(6,146)	(2,323)
Investment in marketable securities	(8,322)	(18,555)	(50,229)	(79,705)
Investment in short term deposit, net	5,123	(901)	101	(901)
Proceeds from sale of marketable securities	8,550	18,416	47,590	58,721
Amounts funded in respect of employee rights upon Retirement, net	(146)	25	(500)	(622)
Increase in long-term deposits	(36)	(5)	(36)	(23)
Net cash provided by (used in) investing activities	3,380	(2,111)	(10,293)	(26,411)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	26	62	100	375
Excess tax benefit on options exercised	18	566	70	566
Net cash provided by financing activities	44	628	170	941
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,421	(5,163)	(11,872)	(27,471)
BALANCE OF CASH, CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,475	29,931	24,768	52,239
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,896	$24,768	$12,896	$24,768